SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of September, 2001

                            W.P. STEWART & CO., LTD.




                          Trinity Hall, 43 Cedar Avenue
                              Hamilton HM 12 Bermuda
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F         X         Form 40-F
                           --------          ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

            Yes                 No    X
                  --------        ---------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      --------------


                            W.P. STEWART & CO., LTD.
                                    Form 6-K

See press release attached hereto dated 5th September 2001 regarding the appointment of new executive officers.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 W.P. STEWART & CO., LTD.


                                 By:      /s/    LISA D. LEVEY
                                          ------------------------------
                                          Name:  Lisa D. Levey
                                          Title: General Counsel and
                                                 Assistant Secretary

Date: 7th September 2001

W.P. STEWART & CO., LTD.



                                                           CONTACT: FRED M. RYAN

              W.P. STEWART & CO., LTD. NAMES NEW EXECUTIVE OFFICERS

5th September 2001
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. announced today that Salim Chaar has joined the company as Deputy Managing Director-Administration, effective 1st September. Mr. Chaar, who is based at the company's Bermuda headquarters, is responsible for global administration covering all of the company's units worldwide.

Also effective 1st September, Rocco Macri and Lisa Levey have been appointed Deputy Managing Director-Chief Financial Officer and Deputy Managing Director-General Counsel, respectively. Mr. Macri has been with W.P. Stewart since 1999 and previously served as the firm's Finance Director. Ms. Levey has served as the company's General Counsel since joining W.P. Stewart in 1997. She will continue to serve as the company's Assistant Secretary. Additionally, Susan Leber, who has served as Deputy Finance Director since 1999, has been named Director of Financial Operations. The title changes for Mr. Macri, Ms. Levey and Ms. Leber reflect the fact that they have been asked to broaden their roles and become, along with Mr. Chaar, part of a more focused team who will assist in operation of the firm.

The company also announced that Fred Ryan's title has changed to Deputy Managing Director-Investor Relations to reflect his focus on the company's investor relations activities.

Mr. Chaar joins W.P. Stewart from Bowen Capital Management, the company's Hong Kong-based research and sub-advisory affiliate, where he served as its Managing Director, and a member of the board of directors of its parent company, Bowen Asia Limited, since March 2000. Mr. Chaar began his career with Banque Indosuez in Paris in 1976, and worked in various management capacities for Indosuez in the Middle East and in Asia until 1993, including Chief Operating Officer and then Managing Director of Indosuez Investment Services in Hong Kong from 1988 to 1992. Mr. Chaar was based in Paris from 1993 to 1997, as President and Chief Operating Officer of Union Financiere de France Banque, an asset management, brokerage and insurance subsidiary of Indosuez listed on the French stock exchange. He left Banque Indosuez in 1997 when it was acquired by Credit Agricole, and joined the Belgian group Generale de Banque, where he was appointed Chief Executive Officer of Grand Generale Asset Management Ltd with a mandate to increase its Asian fund business in Hong Kong. When Generale was acquired by the Belgian-Dutch group Fortis in 1999 and centralized its asset management business in Paris and Brussels, Mr. Chaar chose to remain in Hong Kong, and joined Bowen. Mr.

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             TRINITY HALL, 43 CEDAR AVENUE, HAMILTON HM 12, BERMUDA
           MAILING ADDRESS: P.O. BOX HM 2905, HAMILTON HM LX, BERMUDA

W.P. STEWART & CO., LTD.

Chaar was educated in Beirut and at the University of Lyon, where he obtained a degree in Law and Political Science and an MBA.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com .


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             TRINITY HALL, 43 CEDAR AVENUE, HAMILTON HM 12, BERMUDA
           MAILING ADDRESS: P.O. BOX HM 2905, HAMILTON HM LX, BERMUDA